SAMSON OIL & GAS ADVISES DRILLING OPERATIONS COMPLETE ON THE GENE #1-22H WELL

Denver 1700 hours February 14th, 2010, Perth 0700 hours February 15th, 2010

Gene #1-22H (30.6% working interest)

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that the Gene #1-22H reached a total depth of 17,000 feet on February 12th and the drilling assembly was tripped out of the hole. A flow check indicated that the well was capable of flowing and that the mud weight had to be increased to maintain primary well control. A reaming assembly was run into the hole and as at 0600 hours CST Sunday, February 14th the well bore was being conditioned to run the production liner. No hole problems were encountered during this operation.

Since the last report, more continuous oil shows were recorded, with oil observed at the shale shakers as previously reported. Gas shows continued to be recorded, with typical shows at 1000 to 2000 units over a background of between 50 and 1000 units.

The casing liner, equipped with external casing packers, will be run in a manner permitting the middle Bakken Formation to be fracture stimulated sequentially along the full extent of the 5,500 foot horizontal section.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,169 million ordinary shares issued and outstanding, which would be the equivalent of 58.5 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.27 per ADS on February 12th 2010 the company has a current market capitalization of approximately US$ 24.0 million.  Correspondingly, based on the ASX closing price of A$0.028 on February 12th, 2010, the company has a current market capitalization of A$32.7 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.